SingTel

07020231

RECEIVED

2007 JAN 10 A 9:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

18 December 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period 11 December 2006 to 15 December 2006.

Our SEC file number is 82-3622.

Yours faithfully

Leila Ashraf
Legal Counsel

PROCESSED

JAN 16 2007

THOMSON
FINANCIAL

Encs

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Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	15-Dec-2006 17:11:05
Announcement No.	00035

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement on Incorporation of Subsidiary - OPEL Networks Pty Limited
Description	
Attachments:	352-sgx.pdf Total size = **11K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT PURSUANT TO CLAUSE 704 OF THE SGX LISTING MANUAL

INCORPORATION OF SUBSIDIARY OPEL NETWORKS PTY LIMITED

Singapore Telecommunications Limited ("SingTel") wishes to announce that Optus Networks Pty Limited ("Optus"), an indirect wholly-owned subsidiary of SingTel, has incorporated a subsidiary in Australia, OPEL Networks Pty Limited ("Company"). Optus holds one (1) share of A$1.00 in the Company, which it subscribed for in cash at par. Subject to receiving funding from the Australian Government under the Broadband Connect Infrastructure Program, the principal activity of the Company will be owning and operating a telecommunications network for the provision of wholesale telecommunications to rural and regional areas in Australia.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated: 15 December 2006

Ong Winn Nie

From: Lim Li Ching
Sent: Friday, December 15, 2006 5:11 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, December 15, 2006 5:11:06 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00035
Submission Date & Time :: 15-Dec-2006 17:10:25
Broadcast Date & Time :: 15-Dec-2006 17:11:05
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/12/2006

TIME: 08:30:39

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Announcement on Incorporation of Subsidiary - OPEL Networks

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

From: ASX.Online@asx.com.au
Sent: Monday, December 18, 2006 5:31 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 408970.pdf

408970.pdf (15 KB)

ASX confirms the release to the market of Doc ID: 408970 as follows:
Release Time: 18-Dec-2006 08:30:33
ASX Code: SGT
File Name: 408970.pdf
Your Announcement Title: Announcement on Incorporation of Subsidiary - OPEL Networks